UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

FIRST INTERSTATE BANCSYSTEM, INC.

(Name of Issuer)

Class A Common Stock and Class B Common Stock

(Title of Class of Securities)

Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

1.	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only). First Interstate Bank I.R.S. Identification No.: 81-0192860
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization. Montana, USA
Number of Shares Bene- ficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 457,986 (of which 5,638 shares are Class A Common Stock and 452,348 shares are Class B Common Stock)
	6.	Shared Voting Power: 1,442,015 (of which 1,266,235 shares are Class A Common Stock and 175,780 shares are Class B Common Stock)
	7.	Sole Dispositive Power: 644,997 (of which 11,359 shares are Class A Common Stock and 633,638 shares are Class B Common Stock)
	8.	Shared Dispositive Power: 7,873,103 (of which 1,356,400 shares are Class A Common Stock and 6,516,703 shares are Class B Common Stock)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,518,100 (of which 1,367,759 shares are Class A Common Stock and 7,150,341 shares are Class B Common Stock)
10.	Check if Aggregate Amount in Row (9) Excludes Certain Shares (see instructions):
11.	Percent of Class Represented by Amount in Row (9): 31.5% Class A; 29.4% Class B
12.	Type of Reporting Person (see instructions): EP/BK

CUSIP No.	Class A Common Stock: 32055Y 201; Class B Common Stock: 32055Y 300

Item 1.

(a)	Name of Issuer:

First Interstate BancSystem, Inc.

(b)	Address of Issuer’s Principal Executive Office:

401 North 31st Street

Billings, Montana 59101

First Interstate BancSystem, Inc, (“the Issuer”) Class A Common Stock is listed on the NASDAQ stock market under the symbol “FIBK.” The Issuer’s Class B Common Stock is not listed on any exchange or market, but is convertible at any time into Class A Common Stock on a share for share basis at the discretion of the holder. The conversion feature of the Class B Common Stock does not expire.

Item 2.

(a)	Name of Person Filing:

First Interstate Bank

(b)	Address of Principal Business Office or, if none, Residence:

401 North 31st Street

Billings, Montana 59116

(c)	Citizenship:

Montana, USA

(d)	Title of Class of Securities:

Class A Common Stock and Class B Common Stock

(e)	CUSIP Number:

Class A Common Stock: 32055Y 201

Class B Common Stock: 32055Y 300

Item 3.	If this statement if filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80-a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) for the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d(b)(1)(ii)(J).

Item 4.	Ownership.

First Interstate Bank beneficially owns 8,518,100 shares of Common Stock (of which 7,150,341 shares are Class B Common Stock and 1,367,759 shares are Class A Common Stock), representing 31.5% of the Class A Common Stock and 29.4% of the Class B Common Stock. First Interstate Bank has shared voting and dispositive power over 1,263,592 shares of Class A Common Stock held as trustee for the Savings and Profit Sharing Plan of First Interstate BancSystem, Inc. In addition to shared voting and dispositive power with respect to the foregoing shares, First Interstate Bank has shared voting and dispositive power over 178,423 shares of Common (of which 2,643 are shares of Class A Stock and 175,780 are shares of Class B Stock) held as trustee for two Scott family members. First Interstate Bank also has shared dispositive power for 6,431,088 shares of Common Stock (of which 90,165 shares are Class A and 6,340,923 shares are Class B) held as trustee for eleven Scott family members, including 111,430 shares of Class B Stock for which First Interstate Bank has shared voting authority and 6,319,658 shares (of which 90,165 are shares of Class A Stock and 6,229,493 are shares of Class B Stock) for which First Interstate Bank has no voting authority. First Interstate Bank has sole dispositive power over 644,997 shares of Common Stock held as trustee for twenty-one Scott family members, including 346,556 shares (of which 5,638 are shares of Class A Stock and 340,918 are shares of Class B Stock) for which First Interstate Bank has sole voting authority and 298,441 shares (of which 5,721 are shares of Class A Stock and 292,720 are shares of Class B Stock) for which First Interstate Bank has no voting authority.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

(a)	The following certification shall be included if the statement if filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

(b)	Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2014
Date

/s/ ED GARDING
Signature

Ed Garding, Chief Executive Officer
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).